UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
         ----------------------------------------------------------

                              POST-EFFECTIVE
                              AMENDMENT NO. 1
                                     TO
                                 FORM S-3/A
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
         ----------------------------------------------------------

                    PLANET HOLLYWOOD INTERNATIONAL, INC.
           (Exact name of Registrant as specified in its charter)

          Delaware                                       59-3283783
  (State or other jurisdiction of                      (I.R.S. Employer
   incorporation or organization)                    Identification Number)

       8669 Commodity Circle, Orlando, Florida 32819, (407) 363-7827
            (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

      Scott E. Johnson, Esq., General Counsel, 8669 Commodity Circle,
                  Orlando, Florida 32819, (407) 345-5300
       (Name and address, including zip code, and telephone number, including area code, of agent for service)

         ----------------------------------------------------------
                                  Copy to:
           William J. Whelan, III, Esq., Cravath, Swaine & Moore,
           825 Eighth Avenue, New York, NY 10019, (212) 474-1000
         ----------------------------------------------------------



          Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the effective date of this
                          Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Prospectus
                                   [LOGO]

                    Planet Hollywood International, Inc.

                             10,000,000 Shares

                            Class A Common Stock


        This prospectus relates solely to the offer and sale by one of our stockholders of up to 10,000,000 shares of our Class A Common Stock. We will not receive any of the proceeds from the resale of these shares by the selling stockholder.

        We have entered into a registration rights agreement with the selling stockholder pursuant to which we have filed a registration statement (of which this prospectus is a part) covering the sale by the selling stockholder of the shares offered under this prospectus.

        The selling stockholder may offer these shares for sale in minimum transactions of 1,000,000 shares only through privately negotiated transactions in accordance with the restrictions set forth in the registration rights agreement.

        Our common stock is traded on the NYSE under the symbol "PHL." On January 15, 1999, the closing price for our common stock as reported by the NYSE was $3.00 per share.

 Consider carefully the risk factors beginning on page 4 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of
               these securities or passed on the adequacy or
    accuracy of this prospectus. Any representation to the contrary is a criminal offense.



            The date of this prospectus is January 19, 1999.

                             TABLE OF CONTENTS

The Company.....................................................1

Risk Factors....................................................4

Where You Can Find More Information............................11

Incorporation of Certain Documents
By Reference...................................................11

Note Regarding Forward-Looking
Statements.....................................................12

Use of Proceeds................................................12

Selling Stockholder............................................12

Plan of Distribution...........................................13

Legal Matters..................................................14

Experts........................................................14




No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us, the selling stockholder or by any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date after the date hereof.

                                THE COMPANY

        As used in this prospectus, the terms "we", "us" and "our" refer to Planet Hollywood International, Inc. and its consolidated subsidiaries for the period after January 1, 1995 and to Planet Hollywood Inc., Planet Hollywood Ltd. and combined entities for all periods before January 1, 1995. References to a fiscal year refer to the year ending on the Sunday closest to December 31 of each year.


In General

        We are a creator and worldwide developer of consumer brands that transcend international barriers and capitalize on the universal appeal of movies, sports and other entertainment-based themes. To date, we have promoted our brands primarily through the operation of theme restaurants, most notably Planet Hollywood and the Official All Star Cafe. During fiscal 1997, more than 20 million people visited our 53 company-owned and 34 franchised restaurant units located in 29 countries throughout the world. We had revenues and net income in fiscal 1997 of approximately $475.1 million and $8.3 million, respectively.

        An important part of our strategy is to promote our brands through the active involvement as stockholders of some of the world's most famous movie stars, including Arnold Schwarzenegger, Sylvester Stallone, Bruce Willis, Demi Moore and Whoopi Goldberg, and sports stars, including Andre Agassi, Wayne Gretzky, Ken Griffey, Jr., Joe Montana, Shaquille O'Neal, Monica Seles and Tiger Woods.

         We recently unveiled our third restaurant theme concept, a tribute to the world of live music, under the brand name "Sound Republic." In June 1998, we announced that we had joined forces with MTV: Music Television, a division of Viacom, Inc., to help promote and develop the Sound Republic brand. Our first unit in Leicester Square in London held its grand opening to the public on October 17, 1998. This restaurant features live performances by a broad range of musical artists, both in a connected club facility and in an integrated stage area within the restaurant itself.

        Our theme restaurants are characterized by distinctive design features and are generally located at high profile sites or in major tourist markets. Units generally range in size from approximately 12,000 to 36,000 square feet and in seating capacity from 230 to 600 persons, and offer high-quality, popular cuisine, attentive service and an atmosphere of excitement created by combining unique layouts and decor with custom-designed videos and audio soundtracks. Units prominently display celebrity memorabilia and offer merchandise. Sales of merchandise yield higher operating margins than do food and beverage sales and provide additional off-site promotion and retail distribution opportunities for our brands.

        Our strategy is to capitalize on our brand recognition across a wide range of businesses in addition to theme restaurants. Accordingly, we have embarked upon several strategic ventures in movie theaters, lodging and consumer products. These ventures, which we are generally developing in association with other companies that are leaders in their respective industries, include the following:

        * Planet Movies by AMC. We have formed a 50/50 joint venture with AMC Entertainment, Inc., one of the nation's leading motion picture exhibitors, that will develop, own and operate a series of multi-screen, movie theater megaplexes under the brand name Planet Movies by AMC. Each megaplex facility will feature as many as 30 screens and a dramatically designed entertainment center that will include restaurants, including in most facilities a Planet Hollywood unit and/or an Official All Star Cafe unit, as well as various refreshment and merchandise kiosks. The first Planet Movies by AMC multi-screen megaplex, which we expect to open in the Summer of 1999 near Columbus, Ohio, will occupy approximately 160,000 square feet with total seating capacity for approximately 6,000 persons. This initial megaplex will include an approximately 7,500 square foot Planet Hollywood restaurant and a similar sized Official All Star Cafe restaurant, each with its own merchandise store, and various refreshment kiosks.

        * Official All Star Hotel. In the Fall of 1997, we acquired a 20% equity interest in a joint venture with Vornado Realty Trust. The joint venture has acquired the Hotel Pennsylvania, a 20-story, 1,700-room hotel located directly opposite the entrance to New York City's famed Madison Square Garden. While continuing its normal operations, the hotel is intended to be renovated and renamed the Official All Star Hotel. The joint venture expects that the renovated guest rooms and common areas will feature theming that celebrates the world of sports, including memorabilia from our sports celebrity stockholders and other prominent athletes and sports legends. It is expected that the hotel will also contain approximately 400,000 square feet of rentable retail space. In addition to participation in the hotel's profits through our 20% equity interest in the joint venture, we will receive license fees for the use of the Official All Star name and logo.

        * Planet Hollywood Hotel. We have acquired a 20% equity interest in a joint venture with several prominent real estate developers to construct and own a 50-story, 560-room, movie-themed hotel at the intersection of Broadway and 47th Street in New York City's Times Square redevelopment area. We expect the new Planet Hollywood Hotel to be characterized by striking, modern decor and to include motion picture memorabilia from our collection. Upon its completion the hotel will also become the site for a new company-owned Planet Hollywood flagship restaurant with seating for more than 400 patrons that will replace our existing restaurant on West 57th Street in New York City. In addition to participation in the hotel's profits through our 20% equity interest in the joint venture, we will receive license fees for the use of the Planet Hollywood name and logo.

        * Cool Planet Ice Cream. We plan to develop and open Cool Planet ice cream and dessert units that will feature Cool Planet ice cream products. The units generally will range in size from 800 to 1,400 square feet, will have counter service and a small table seating area and will feature unique decor derived from the Planet Hollywood theme concept. Cool Planet ice cream will be added to the menu in our Planet Hollywood restaurants and is anticipated to be sold in Planet Movies by AMC megaplexes. During the Summer and Fall of 1998, we opened our first three Cool Planet units in Santa Monica, Irvine and Anaheim, California. In June 1998, we announced that we entered into an agreement with Host Marriott Services Corporation, the nation's largest travel and entertainment concessionaire, to form a joint venture that will develop up to ten Cool Planet locations in select airports, travel plazas and mall locations.

Other Recent Developments

        On March 25, 1998, we issued $250.0 million of our 12% Senior Subordinated notes due 2005. Interest on the notes is payable semi-annually on April 1 and October 1 of each year. The documents governing the notes contain certain covenants which, among other things, limit our ability to issue additional debt and preferred stock, pay dividends and sell assets.

        In July 1998, we retained Goldman Sachs & Co. to join Bear Stearns & Co., Inc., who we had retained five months earlier, in connection with a review of our financial and strategic alternatives designed to maximize long-term stockholder value.

        On July 27, 1998, we appointed William H. Baumhauer to the position of President and Chief Operating Officer. Robert Earl will continue as our Chief Executive Officer.

        On September 17, 1998, at a regular meeting of the our Board of Directors, the Board of Directors increased the number of directors from 9 to 10, and elected William Baumhauer to fill such vacancy. Mr. Baumhauer will serve as a Class I director and his term will expire in 2000. In addition, the Board of Directors expanded our Audit Committee from 4 to 5 members, consisting of Claudio Gonzalez, Michael Montague (new member), Ong Beng Seng, Isadore Sharp and Michael Tarnopol. Finally, the Board of Directors elected Robert Earl, Michael Montague (new member) and Isadore Sharp to serve as members of our Compensation Committee.

        Effective November 10, 1998, Keith Barish resigned as Chairman of our Board of Directors. At a special Board of Directors meeting held on November 10, 1998, our Board of Directors elected Robert Earl to serve as the new Chairman. Mr. Barish remains as a member of our Board of Directors.

        In November and December of 1998, we reduced our overhead staff by approximately 70 employees in our corporate offices worldwide in an effort to cut down our general and administrative expenses.

        Effective December 8, 1998, we amended our existing $65.0 million multi-currency revolving credit facility and $35.0 million LIBOR-based leveraged lease facility with SunTrust Bank, Central Florida, N.A. and other lenders. The revolving credit portion of the old credit facility has been terminated and the credit facility now provides for a $35.0 million LIBOR-based leveraged lease facility and up tp $2.0 million coverage under an interest rate swap arrangement which provides hedging against interest rate movements under the leveraged lease facility. Interest rates are variable, with either prime or LIBOR indexes. The credit facility matures on June 30, 1999. Principal payments under the leveraged lease facility were or are required in the amounts of (a) $10.0 million by December 8, 1998, (b) $12.5 million by March 31, 1999 and (c) the balance by June 30, 1999. We are also required to commence marketing both our headquarters property and the New York property underlying the leveraged lease and if such properties are sold, the proceeds will be applied as additional principal payments. Our obligations under the credit facility are guaranteed by each of our material subsidiaries and will be secured by a pledge of our stock in our subsidiaries and a mortgage of our executive office building. A copy of the credit facility is filed as an exhibit to the registration statement of which this prospectus is a part. See "Risk Factors - We are Subject to Restrictive Debt Covenants and There Is A Risk of Noncompliance" beginning on page 5 for a description of our prior noncompliance with certain financial covenants under the old credit facility.

        We and a subsidiary of Aladdin Gaming Holdings, LLC previously announced an intention to form a joint venture to construct, own and operate a music-themed hotel, casino and entertainment center based on our Sound Republic brand in Las Vegas, Nevada. In September 1998, Aladdin announced that it had not yet concluded its negotiations with us concerning such project and that it intended to pursue other prospective joint venture partners, however Aladdin did state that it would renew discussions with us if and when it was appropriate. In December 1998, Aladdin informed us that it does not expect to renew such negotiations or pursue the project with us.

         ----------------------------------------------------------


        We are a Delaware corporation and our principal executive offices are located at 8669 Commodity Circle, Orlando, Florida 32819. Our telephone number is (407) 363-7827.

                                RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully review the information set forth below, as well as other information appearing elsewhere in this prospectus, before making an investment in our common stock. The following are the most significant risk factors that we believe are material to investors who purchase or own our common stock.

        Our Large Amount of Debt May Limit Our Ability To Operate Our Business. As of our third fiscal quarter ended September 27, 1998, our indebtedness totaled approximately $258.9 million. At that date, our stockholders' equity was approximately $327.0 million. Subject to certain restrictions contained in the documents governing the notes, we may incur additional indebtedness from time to time. As a consequence of the indebtedness represented by the notes and indebtedness incurred pursuant to the credit facility:

               o a substantial portion of our cash flow from operations must be dedicated to debt service and will not be available for other purposes,

               o our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited and

               o our flexibility to react to changes in the industry and changing business and economic conditions may be limited.

        Our ability to pay interest on the notes and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We currently anticipate that our operating cash flow will be sufficient to meet our operating expenses and to service our debt obligations as they become due. If we are unable to service our indebtedness, we will be forced to adopt one or more other strategies that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. You cannot be sure that any of these strategies could be effected on satisfactory terms, if at all.

        We Have Experienced Increasing Declines In "Same Unit" Revenues And May Continue To Experience Such Declines. We operate in an increasingly competitive environment with numerous competing themed restaurants entering many of our existing markets and, as we continue to expand into smaller markets, revenues of company-owned units have declined on a "same unit" basis:


                                                  Approximate Decline in
          Comparable Period                       "Same Unit" Revenues

Fiscal 1997 to Fiscal 1996                               11%
1st  Quarter Fiscal 1998 to 1st Quarter Fiscal 1997      13%
2nd Quarter Fiscal 1998 to 2nd Quarter Fiscal 1997       17%
3rd  Quarter Fiscal 1998 to 3rd Quarter Fiscal 1997      20%

        Although we are undertaking several initiatives to improve our performance, you cannot be sure that these initiatives will be successful and that "same unit" revenues will not continue to decline. In addition, during the initial six to twelve months following its opening, a new unit typically realizes higher revenues than in subsequent periods of operation. The first six months of a unit's operations are not included in the "same unit" analysis.

        In fiscal 1997, 18 of our 53 company-owned units were included in the "same unit" analysis and we expect 26 units to be included in fiscal 1998. Our franchised units also have experienced declines in "same unit" revenues and you cannot be sure that "same unit" revenues for such units will not continue to decline.

        If We Cannot Respond to Consumer Tastes and Other Competitive Factors, Our Stock Price Could Be Adversely Affected. Our ability, or inability, to respond to various competitive factors affecting the restaurant, retail and motion picture industries may have an effect on the market price of our common stock.

        The restaurant and retail merchandising industries are affected by changes in consumer tastes and by international, national, regional and local economic conditions and demographic trends. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants, among other factors, also directly affect the performance of our units. Changes in any of these factors in the markets where we currently operate units could adversely affect our results of operations. Moreover, the theme restaurant industry is relatively young, is particularly dependent on tourism and has seen the emergence of a number of new competitors. The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and other factors. Many well-established companies with greater financial, marketing and other resources and longer operating histories than us compete with us in many markets. In addition, some competitors have design and operating concepts similar to ours. You cannot be sure that we will be able to respond to various competitive factors affecting the restaurant and retail industries.

        The motion picture exhibition industry is affected by a number of factors, including the availability of desirable motion pictures and their performance in the exhibitors' markets. Poor performance of, or disruption in the production of or access to, motion pictures could adversely affect the performance of the Planet Movies by AMC joint venture. In addition, were the joint venture to experience poor relationships with one or more major motion picture distributors, its business could be adversely affected. The joint venture will be subject to competition with other exhibitors in obtaining films, attracting patrons and securing new theater sites. In addition, the joint venture's theaters will face competition from a number of non-theatrical motion picture delivery systems, such as pay television, pay-per-view and home video systems, and from other forms of entertainment that compete for the public's leisure time and disposable income.

          We Are Subject To Restrictive Debt Covenants Which, If Not Complied With, Could Limit Our Ability To Operate Our Business. The credit facility and the documents governing the notes contain a number of customary representations and warranties, affirmative covenants and restrictive covenants that, among other things, limit our indebtedness, liens, guarantee obligations, mergers, sales of assets, leases, dividends and other payments in respect of our capital stock, capital expenditures, investments, optional payments and modifications of subordinated and other debt instruments, transactions with affiliates, sale leasebacks and negative pledge arrangements.

        The credit facility contains certain financial covenants including, but not limited to, minimum interest coverage and maximum leverage and customary events of default, including nonpayment of principal, interest or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default, bankruptcy events, material judgments, ERISA, actual or asserted invalidity of collateral documents and a change of control.

        Under the terms of the old credit facility, we were also required to meet certain minimum quarterly net worth, interest coverage and various other financial ratios. As a result of operating losses experienced through the third quarter of fiscal 1998, we were not in compliance with two of the financial covenants as of September 27, 1998. In December 1998, the lenders amended the old credit facility, modified certain financial covenants and waived our violation retroactively to September 27, 1998.

        If we are unable to comply with the covenants of the credit facility (as amended) or the notes, there would be a default under our existing agreements. Such a default, if not waived, would require us to adopt one or more other strategies that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. You cannot be sure that we could effect any of these strategies on satisfactory terms, if at all.

          We Have Continuing Obligations Due To Our Participation In Joint Ventures, Which May Limit Our Ability To Operate Our Business. We have begun, and we intend to continue, investing a substantial portion of the proceeds of our March 1998

$250.0 million subordinated notes offering in, and we will have continuing obligations to, entities that are not wholly owned or controlled by us, including the joint venture vehicles for:

               (1)  Planet Movies by AMC,

               (2)  the Official All Star Hotel and

               (3)  the Planet Hollywood Hotel.

        In addition, we may incur obligations to third parties under guarantees of indebtedness and other obligations of various joint venture entities. Certain of these entities have incurred and, in the future, may incur indebtedness that contains terms limiting or prohibiting the payment of dividends or distributions to the equity investors in such entities (including us). In addition, because we do not control distributions by these entities, there can be no assurance that, even if funds were available for distribution by these entities, we will receive any distributions from these entities.

        There Is A Risk That Our New Ventures Will Not Succeed Or May Not Continue As Planned. Our new Sound Republic concept and our various new strategic ventures are unproven. We cannot assure you that Sound Republic or any new strategic venture pursued by us will be successful or that any such strategic venture will contribute to our revenues and cash flow. Our Official All Star Cafe theme concept remains in a relatively early stage of development and has not yet met our original expectations. In light of Aladdin's recent announcements regarding the failure to conclude negotiations with us concerning a Las Vegas hotel/casino project, it is very likely that such venture will not be pursued. See "The Company - Other Recent Developments" beginning on page 3 for a description of why such venture will not likely be pursued.

         Furthermore, in connection with Mr. Baumhauer's appointment as our President and Chief Operating Officer, all of our activities and strategic initiatives are being reviewed in connection with an attempt to identify opportunities for cost savings and increased operating efficiencies. Such cost saving opportunities will include us seeking additional joint venture partners for, or the divestiture of, certain activities or ventures, including the Official All Star Hotel and our Sound Republic and Official All Star Cafe concepts. You cannot be sure, therefore, that any of our concepts or ventures will continue as planned.

        We Have Experienced Strains On Our Management Because Of Past Rapid Growth And There Are Continued Risks Associated With Our Ability To Manage Growth. We have experienced substantial growth in a relatively short period of time, including an increase in the number of company-owned and franchised units. This rapid rate of growth has imposed, and our new Sound Republic concept and strategic ventures may continue to impose, significant strains on our management. Our failure to adequately manage our growth, or unexpected difficulties encountered during expansion of our activities, could have a material adverse impact on our results of operations and financial condition.

        Currency, Political And Other Risks Associated With Our International Operations Could Negatively Impact Our Business. We may experience adverse results in our foreign operations and you cannot be sure that significant currency fluctuations will not adversely affect our reported results. Our international commercial activities may also be limited or disrupted by the imposition of government controls, unique license requirements, political instability, trade restrictions, changes in tariffs or taxes, regional economic conditions (such as currently in Asia), currency fluctuations and changes, and difficulties in staffing and managing such complexities.

        In fiscal 1997, revenues from foreign units constituted approximately $140.2 million (or 29%) of our total revenues:

               o Revenues from company-owned units outside the United States--approximately 25% of total revenues.

               o Royalties and initial franchise fees from foreign franchised units-- approximately 4% of total revenues.

        Foreign operations present risks that are different than those encountered in North America, including potential political, social and economic instability (such as the recent turmoil in Asia and Russia where a total of 14 of our franchised units are located, and the recent bombing of a franchised unit in South Africa). Uncertain economic conditions in certain foreign markets also may adversely affect the operating results of franchised units in those markets as well as the collectibility of receivables from those units.

        In addition, our international operations expose us to fluctuations between the U.S. dollar, which is the reporting currency in our financial statements, and the local currencies in which units outside the United States transact business and on which royalties from franchises located outside the United States are based. We have not historically engaged in any significant hedging activities with respect to our non-U.S. dollar operations.

        Four Stockholders Control A Substantial Amount Of Our Stock And May, Therefore, Influence Our Affairs. Three of our directors, including the selling stockholder, and Kingdom Planet Hollywood, Ltd. beneficially own the percentages of our outstanding common stock set forth in the following table. Information concerning the named individuals has been summarized from our most recent proxy statement on file with the SEC, a document which is incorporated by reference into this prospectus. We refer you to such proxy statement for a more detailed description of these stock holdings.


                                                      Approximate Percentage
                                                        Beneficially Owned
Person/Entity and Position                            Prior to this Offering
--------------------------                            ----------------------

Robert Earl - Chief Executive Officer,                        23%
Chairman of the Board and Director

Keith Barish - Director, selling stockholder                  23%

Ong Beng Seng - Director                                      13%

Kingdom Planet Hollywood, Ltd.                                16%


        Accordingly, until there is a substantial decrease in the percentage of the outstanding shares of common stock held by such stockholders, they will continue to have significant influence over our affairs, and if they choose to act together, will be able to elect all the members of our Board of Directors and influence significantly the approval of important corporate transactions and other matters requiring stockholder approval without the approval of minority stockholders.

        Exposure Of Our Brands, And Possibly Our Revenues, Could Decrease If Direct Merchandise Sales Do Not Continue. During the past two fiscal years, we have sold various items of our branded merchandise directly to specialty and other retailers with a worldwide distribution and marketing presence to increase the exposure of our brands to consumers. Direct sales of merchandise have generally been made on an opportunistic basis and you cannot be sure that such direct sales, if any, will continue at historical levels.

        Our Stock Price Could Be Adversely Affected By Sales Of
Unregistered Shares Or Other Shares Eligible For Future Sale. Sales of substantial amounts of previously unregistered shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock.

        At January 1, 1999, we had approximately 97,221,632 shares of common stock outstanding. Of the shares of common stock currently outstanding, we estimate that there are approximately 43,000,000 unregistered shares of common stock outstanding, excluding the registered shares, some of which may be freely traded or may be traded under certain volume and other restrictions set forth in Rule 144 promulgated under the Securities Act. In some circumstances, Mr. Barish may sell up to 1,000,000 additional shares of our common stock not offered by this prospectus pursuant to Rule 144 under the Securities Act. See "Plan of Distribution" below for a further description of this right.

        We have reserved the following shares of our common stock for issuance pursuant to the following stock plans:

        1995 Stock Award and Incentive Plan                 7,000,000 shares

        1995 Celebrity Stock Award and Incentive Plan       6,000,000 shares

        Employee Stock Purchase Plan                        2,000,000 shares

        At December 23, 1998, approximately 9,168,000 shares were subject to outstanding options with a weighted average exercise price of approximately $7.82 per share. Since both of the incentive plans have been registered on Form S-8 with the SEC, shares of our common stock issued in conjunction with the incentive plans are generally eligible for sale in the open market.

        We cannot predict what effect, if any, sales of shares of our common stock under Rule 144 or otherwise, or the future availability of such shares for sale, will have on the market price of our common stock.

        Our Business Has Been Subject To Fluctuations In Quarterly Results And Continued Fluctuations Could Negatively Impact Our Stock Price. The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in operating results. Revenues and results of operations are difficult to predict and may fluctuate substantially from quarter to quarter. As we enter new markets and develop new concepts, quarterly results may fluctuate more significantly. Moreover, as a result of the revenues associated with each new company-owned unit and the recognition of franchise fees, the timing of new unit openings may result in significant fluctuations in quarterly results. In addition, our revenues have generally been seasonal due to the greater number of tourists who patronize our units during the summer and year-end holiday seasons. Although units in certain locations are affected by different seasonal influences, we have historically experienced our strongest operating results from June through August. You cannot be sure, however, that such trend will continue.

        Our Stock Price Has Been, And May Continue To Be Subject To Large Price Swings Which We May Or May Not Be Able To Control. Companies such as ours, involved in the theme restaurant industry, have experienced substantial price volatility in the market prices of their stock, and such volatility may continue to occur in the future. Additionally, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In addition to such broad market fluctuations, factors such as the following may have a significant effect on the market price of our common stock:

               o    fluctuations in our operating results,

               o announcements of new ventures or products by us or our competitors,

               o the perception by others of our ability to obtain any new financing necessary,

               o public perception as to the viability of products developed by us or our competitors,

               o    changes in analysts' recommendations regarding us and

               o    general market conditions.

        We Have Previously Entered Into Transactions With Related Parties Which May Pose Potential Conflicts of Interest. Certain related party transactions between us and some of our directors and principal stockholders may involve inherent conflicts of interest. In the past, we have entered into business transactions with certain of our principal stockholders, and may continue to enter into such transactions in the future. We have no current plans to enter into any additional related party transactions and our policy is not to enter into transactions with related persons unless the terms thereof are at least as favorable to us as those that could be obtained from unaffiliated third parties and/or are approved by a majority of our disinterested directors.

        There Is A Risk That The Value Of Our Trademarks And Other Proprietary Rights Could Be Diminished By Improper Use By Others. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks and proprietary rights. However, the actions taken by us to establish and protect our trademarks and other proprietary rights may be inadequate to prevent imitation of our products by others or to prevent others from claiming violations of their trademarks and proprietary rights by us.

        We May Not Be Able To Retain Our Founding Stockholders And Key Executives. Our success has depended to a significant extent upon the contributions of two of our founding and principal stockholders:

                           Position                 Expiration of Current Term
Name                (other than stockholder)        of Employment Agreement

Robert Earl          Chief Executive Officer,        December 2001
                     Chairman of the Board and
                     Director

Keith Barish         Director                        No Current Agreement


        Mr. Barish resigned as Chairman of the Board of Directors effective November 10, 1998. Mr. Barish, who will continue as a director, cited the recent addition of William Baumhauer as a timely opportunity for him to step down as Chairman. The Board has subsequently elected Robert Earl to serve as our Chairman of the Board of Directors. In connection with his resignation, Mr. Barish terminated his employment agreement with us. You cannot be sure that Mr. Barish will remain as one of our Directors.

        We also believe that our ability to successfully implement our business strategy and operate profitably depends on the continued employment of our senior management team led by William Baumhauer, our President, Chief Operating Officer and a Director. Mr. Baumhauer's employment agreement with us expires in July 2001.

        In the event of any of these individuals' or any of the other senior executives' departure from us, you cannot be sure that we would be able to attract or retain suitable successors. Any such departure could materially adversely affect us. For example, pursuant to certain of our key contractual arrangements, including the lease for the Planet Hollywood unit in Orlando, Florida, upon the death, physical or mental incapacitation or retirement of Mr. Earl, we may lose certain of the substantial benefits that have contributed to our success or that are expected to contribute to any of our future growth. We have obtained a $25 million key man life insurance policy covering Mr. Earl, but you cannot be sure that the coverage provided by such policy will be sufficient to compensate us for the loss of Mr. Earl's services. Our future success will depend, in part, on our continuing ability to attract, retain and motivate qualified personnel.

        Our Failure, Or The Failure of Entities That Do Business With Us, To Be Year 2000 Compliant Could Negatively Impact Our Business. Year 2000 compliance is the ability of computer hardware and software to respond to the problems posed by the fact that computer programs have traditionally been written using two digits rather than four to define the applicable year. As a consequence, unless modified, computer systems will not be able to differentiate between the year 2000 and 1900. Failure to address this problem could result in system failures and the generation of erroneous data. In 1997, we assessed our own year 2000 compliance and, based on such assessment, we expect to upgrade our critical computer systems to make them year 2000 compliant before the end of fiscal 1999 without material expenditures. We may, however, be adversely affected to the extent that other entities that do business with us, particularly credit card processors, are unable to achieve year 2000 compliance on a timely basis.

        We Are Subject To Extensive Government Regulation Which Could Negatively Impact Our Business. The restaurant industry and, to a lesser extent, the retail merchandising industry, are subject to numerous Federal, foreign, state and local government regulations, including those relating to:

     *    the preparation and sale of food        *   the sale of alcoholic
                                                      beverages

     *    building and zoning requirements        *   sanitation

     *    environmental protection                *   relationships with
                                                      employees

     *    minimum wage requirements               *   unemployment

     *    overtime                                *   workers' compensation

     *    working and safety conditions           *   citizenship requirements

Any change in the current status of such regulations, including an increase in the minimum wage, employee benefit costs, workers' compensation insurance rates or other costs associated with employees, could substantially increase our compliance and labor costs.

        We may also be subject in certain states to "dram-shop" statutes, which generally provide a person who is injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

        Our Charter Documents And Delaware Law May Inhibit A Takeover. In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of our common stock. Our certificate of incorporation and bylaws contain certain provisions that may discourage other persons from attempting to acquire control of us. These provisions include, but are not limited to:

               o    a staggered Board of Directors,

               o the authorization of the Board of Directors to issue shares of undesignated preferred stock in one or more series without the specific approval of the holders of our common stock,

               o the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings and

               o the requirement that two-thirds of the stockholders eligible to vote are required to approve any change to the bylaws or certain provisions of the restated certificate.

        In addition, our certificate of incorporation and the bylaws permit special meetings of the stockholders to be called only by our Chief Executive Officer or upon the request of a majority of the Board of Directors, and deny stockholders the ability to call such meetings. Such provisions, as well as the provisions of Section 203 of the Delaware General Corporation Law (to which we are subject), could impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

        The Fact That We Do Not Expect To Pay Dividends May Lead To Decreased Prices For Our Stock. We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the credit facility and the documents governing the notes contain restrictions on our ability to declare and pay cash dividends. Accordingly, any future determination to pay cash dividends would be subject to such restrictions and would be dependent upon our financial condition, results of operations, capital requirements and such other factors as our Board of Directors deems relevant.


                    WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, therefore, file reports, proxy statements and other information with the SEC. You can inspect and copy all of this information at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy statements and information statements and other information regarding issuers, such as us, that file electronically with the SEC. The address of this web site is http:\\www.sec.gov.

        This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omits certain of the information set forth in the registration statement. Accordingly, you should reference the registration statement and its exhibits for further information with respect to us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement. You should rely only on the information or representations provided in this prospectus and the registration statement. We have not authorized anyone to provide you with different information.


              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us (File No. 000-28230) to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

        o Annual Report on Form 10-K for the fiscal year ended December 28, 1997 (filed March 23, 1998), as amended by Form 10-K/A dated April 30, 1998 (filed April 30, 1998);

        o    Current Report on Form 8-K dated March 25, 1998 (filed March
             26, 1998);

        o Current Reports on Form 8-K dated March 9, 1998 (each filed March 10, 1998);

        o Definitive Proxy Statement dated April 20, 1998, filed in connection with the Company's 1998 Annual Meeting of Stockholders (filed April 14, 1998);

        o Registration Statement on Form S-4, as amended, dated May 1, 1998 (Registration No. 333-51655);

        o Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1998 (filed on May 13, 1998);

        o    Current Report on Form 8-K dated July 27, 1998 (filed on July
             30, 1998);

        o Current Report on Form 8-K dated November 10, 1998 (filed on November 12, 1998);

        o Current Report on Form 8-K dated January 14, 1999 (filed on January 19, 1999);

        o Quarterly Report on Form 10-Q for the quarterly period ended June 28, 1998 (filed on August 11, 1998);

        o Quarterly Report on Form 10-Q for the quarterly period ended September 27, 1998 (filed on November 12, 1998); and

        o Description of our common stock which is contained in our Registration Statement on Form 8-A filed on April 17, 1996.


        All reports and other documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the filing of a post-effective amendment which indicates that all securities offered under this prospectus have been sold or which deregisters all securities remaining unsold, shall be deemed to be part of this prospectus from the date of the filing of such reports and documents.

        We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated into this prospectus by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). You should direct such requests to General Counsel, Planet Hollywood International, Inc., 8669 Commodity Circle, Orlando, Florida 32819, (407) 345-5300.


                 NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Our statements of plans, intentions and objectives and statements of future economic performance contained in this prospectus should be deemed to be forward-looking statements. Statements containing terms such as "believes," "does not believe," "no reason to believe," "expects," "plans," "intends," "estimates," "anticipated" or "anticipates" are considered to contain uncertainty and are forward-looking statements.

        Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, the materials referred to in this prospectus or the materials incorporated by reference into this prospectus.

        You are cautioned that no forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.


                              USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares offered hereby nor will such proceeds be available for our use or benefit. All proceeds from the sale of such shares will be for the account of the selling stockholder. See "Selling Stockholder" and "Plan of Distribution" below.


                            SELLING STOCKHOLDER

        The selling stockholder under this prospectus is Keith Barish, one of our co-founders and directors.

        Mr. Barish recently resigned as Chairman of the Board of Directors. Mr. Barish cited the recent appointment of Mr. Baumhauer to the positions of President and Chief Operating Officer as a timely opportunity for him to step down as Chairman. Mr. Barish remains as a member of the Board of Directors. In connection with Mr. Barish's resignation, we entered into an agreement with Mr. Barish. The agreement includes mutual releases, registration rights for certain of Mr. Barish's shares of our common stock and restrictions on Mr. Barish's ability to sell the remainder of his shares not covered by such registration rights. Pursuant to this agreement, we agreed to file with the SEC and to keep effective for two years a registration statement (of which this prospectus is a part) covering the resale of a portion of Mr. Barish's shares of our common stock. In connection with such registration, we will pay our own legal and accounting expenses as well as the SEC registration fees, while Mr. Barish will pay his own legal expenses and any brokerage or similar fees in connection with the resale of his shares. Mr. Barish has also agreed that, before May 4, 2000, he will not sell any of his shares that are not covered by the registration statement or that are not permitted under our agreement with Mr. Barish to be sold pursuant to Rule 144 under the Securities Act; provided, however, that Mr. Barish is entitled to sell such unregistered shares in certain privately negotiated transactions as set forth in the agreement. Any purchaser of such shares will be required to agree to be bound by the same restrictions and therefore such shares will not be freely tradeable until after May 4, 2000.

        We have filed our agreement with Mr. Barish, as amended on December 14, 1998 and January 19, 1999, as exhibits to the registration statement of which this prospectus is a part. We refer you to these exhibits, as well as to the "Plan of Distribution" section below, for a more complete and detailed description of the rights granted to and obligations imposed upon us and Mr. Barish under such agreement.

        The following table sets forth the name of the selling stockholder, the total number of shares of our common stock beneficially owned by the selling stockholder as of the date of this prospectus and the number of shares which may be offered pursuant to this prospectus. This information is based upon information provided by the selling stockholder.


              Total number of                           Ownership after
               shares of our             Number of        offering (3)
             common stock before       shares being
                offering (1)             offered
           ------------------------                   -----------------------
Name of
Selling        Number of                              Number of
Stockholder     Shares      Percent(2)                 Shares       Percent(2)

Keith Barish   22,075,563      23%      10,000,000    12,075,563       12.4%

(1) The number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.

(2)  Percent of total shares of our common stock outstanding as of January
     1, 1999.

(3) It is unknown if, when or in what amounts the selling stockholder may offer shares for sale pursuant to this prospectus. Because the selling stockholder may offer all or some of the shares offered hereby, no estimate can be given as to the amount of shares offered hereby that he will continue to hold after this offering is considered complete. However, for purposes of this table, we have assumed that, after completion of the offering, he will have sold all of his shares offered hereby.

                            PLAN OF DISTRIBUTION

        The shares offered hereby for sale may be offered by the selling stockholder or by donees, transferees or other successors in interest that receive the shares as a gift or other non-sale related transfer. The shares may be sold by the selling stockholder only in accordance with the terms of our agreement with Mr. Barish. Generally, such agreement provides that:

               o Individual sales can be made in blocks no smaller than 250,000 shares.

               o Sales can only be to "Permitted Transferees," defined as any "accredited investor" of the type described in Rule 501 (a)(1) (other than a broker-dealer registered pursuant to Section 15 of the Exchange Act), (2), (3) or (7), other than:

                    o persons engaged in a business that directly competes with us and

                    o persons who would own more than 30% of the common stock after any such sale.

               o Although underwritten offerings, broker transactions and exchange transactions are prohibited, sales may be facilitated by a broker or dealer registered pursuant to Section 15 of the Exchange Act.

               o Except for a list of pre-approved purchasers, Permitted Transferees are subject to our written approval. If we disapprove of a proposed purchaser or purchasers (that otherwise meet the criteria for a Permitted Transferee) which disapproval or disapprovals relate in the aggregate to the proposed sale of 2,000,000 shares, Mr. Barish may terminate the portion of the agreement covering the registration of certain of his shares and the restrictions upon the remainder of his shares. Thereafter, Mr. Barish would be entitled to dispose of any of his shares in any manner otherwise permitted by our internal policies and applicable law.

        Subject to the same restrictions set forth above, Mr. Barish may also sell, in one or several transactions, up to 1,000,000 additional shares of our common stock not offered by this prospectus pursuant to Rule 144 under the Securities Act; provided, however, that

               o such transaction may only occur concurrently with or subsequent to the sale of all the shares offered by this prospectus and

               o any rejection by us of a prospective purchaser for such shares will count toward the aggregate number of rejections allowed before Mr. Barish's termination rights are triggered.

        Any or all of the sales or other transactions involving the shares offered hereby must be made pursuant to this prospectus.

        In accordance with our agreement with Mr. Barish, we and Mr. Barish have agreed to indemnify and hold each other harmless against certain liabilities under the Securities Act that could arise in connection with the resale by the selling stockholder of the shares offered hereby.


                               LEGAL MATTERS

        The validity of the shares offered hereby and certain other legal matters will be passed upon for us by Gray, Harris & Robinson, P.A., Orlando, Florida.


                                  EXPERTS

        The financial statements incorporated in this prospectus by reference to Planet Hollywood International, Inc.'s Annual Report on Form 10-K, as amended, and Planet Hollywood International, Inc.'s Registration Statement on Form S-4, as amended, dated May 1, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                   [LOGO]

                                  PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses payable by the Company and the selling stockholder in connection with the sale of the Class A Common Stock being registered. Except for the legal fees and expenses to be paid by the selling stockholder, all the fees and expenses set forth below will be paid by the Company. All the amounts shown are estimates except the registration fee.


SEC Registration Fee......................................   $  9,479.80
Accounting fees and expenses..............................      6,000.00
Legal fees and expenses to be paid by the Company.........     20,000,00
Legal fees and expenses to be paid by the selling
  stockholder.............................................      5,000.00
                                                             -------------

        Total.............................................   $ 40,479.80
                                                             ==========


Item 15.  Indemnification of Directors and Officers

        Pursuant to Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), the Bylaws of the Company provide that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees inclusive of any appeal), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct unlawful.

        Pursuant to Section 145 of the DGCL, the Bylaws further provide that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees inclusive of any appeal) actually and reasonably incurred by him in connection with the defense or settlement of such claim, action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that a court of competent jurisdiction (the "Court") in which such claim, action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court shall deem proper.

        Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits


Exhibit Number                          Exhibit Description

3.1*      Restated Certificate of Incorporation of the Registrant

3.2***    Third Amended and Restated Bylaws of the Registrant

4.1*** Amended Credit Agreement, dated as of December 8, 1998, among the Registrant, SunTrust Bank and certain other lenders (the "credit facility")

5.1***    Opinion of Gray, Harris & Robinson, P.A.

10.1*** Letter Agreement, including annexes thereto (which include the form of the Registration Rights Agreement), between the Company and Mr. Barish, as amended on December 14, 1998

10.2**    Amendments to the Letter Agreement previously filed as Exhibit
          10.1

23.1**    Consent of PricewaterhouseCoopers LLP

23.2***   Consent of Gray, Harris & Robinson, P.A. (included in Exhibit
          5.1)

24.1***   Powers of Attorney

* Incorporated by reference to the exhibit with the corresponding exhibit number in the Registration Statement on Form S-1 previously filed by the Registrant (Registration No. 333- 01490)
**   Filed herewith
***  Previously filed


Item 17.  Undertakings

        The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement. For purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. The undersigned Registrant further undertakes to remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                 SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has duly caused this Post-Effective Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on this 19th day of January, 1999.

Planet Hollywood International, Inc.
Registrant

By: /s/ Thomas Avallone
   ----------------------------                Date: January 19, 1999
       Thomas Avallone
       Chief Financial Officer
(and Principal Accounting Officer)



By: /s/ Scott E. Johnson
   ----------------------------               Date: January 19, 1999
       Scott E. Johnson
       Senior Vice President,
       General Counsel and
       Secretary

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                 Capacity                        Date

            *             Chairman of the Board of        January 19, 1999
----------------------    Directors, Director and
Robert Earl               Chief Executive Officer
            *
----------------------    Director, President and         January 19, 1999
William Baumhauer         Chief Operating Officer

/s/ Thomas Avallone       Director, Executive Vice        January 19, 1999
----------------------    President and Chief
Thomas Avallone           Financial Officer

            *             Director                        January 19, 1999
----------------------
Keith Barish
            *             Director                        January 19, 1999
----------------------
Claudio Gonzalez
            *             Director                        January 19, 1999
----------------------
Mark McCormack
            *             Director                        January 19, 1999
----------------------
Michael Montague
            *             Director                        January 19, 1999
----------------------
Ong Beng Seng
            *             Director                        January 19, 1999
----------------------
Isadore Sharp
            *             Director                        January 19, 1999
----------------------
Michael Tarnopol




 ---------------------
* The undersigned, by signing his name hereto, does hereby sign this registration statement or amendment thereto on behalf of the above indicated directors and officers of Planet Hollywood International, Inc. pursuant to powers of attorney executed on behalf of each such director and officer.

                                  By:       /s/ Thomas Avallone
                                     -----------------------------------
                                                Thomas Avallone
                                                Attorney-in-Fact

                             INDEX TO EXHIBITS



Exhibit Number               Exhibit Description

3.1*           Restated Certificate of Incorporation of the Registrant

3.2***         Third Amended and Restated Bylaws of the Registrant

4.1*** Amended Credit Agreement, dated as of December 8, 1998, among the Registrant, SunTrust Bank and certain other lenders (the "credit facility")

5.1***         Opinion of Gray, Harris & Robinson, P.A.

10.1*** Letter Agreement, including annexes thereto (which include the form of the Registration Rights Agreement), between the Company and Mr. Barish, as amended on December 14, 1998

10.2**         Amendments to the Letter Agreement previously filed as
               Exhibit 10.1

23.1**         Consent of PricewaterhouseCoopers LLP

23.2***        Consent of Gray, Harris & Robinson, P.A. (included in
               Exhibit 5.1)

24.1***        Powers of Attorney

* Incorporated by reference to the exhibit with the corresponding exhibit number in the Registration Statement on Form S-1 previously filed by the Registrant (Registration No. 333-01490)
**   Filed herewith
***  Previously filed

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